CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Senior Notes Due 2017	$1,996,400,000	$228,787.44

PROSPECTUS Dated November 21, 2011 PROSPECTUS SUPPLEMENT Dated November 21, 2011	Pricing Supplement No. 125 to Registration Statement No. 333-178081 Dated March 19, 2012 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due 2017

We, Morgan Stanley, are offering the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2017 (the “notes”) described below on a global basis.  We may not redeem the notes prior to the maturity thereof.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes”  and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

Principal Amount:	$2,000,000,000	Interest Payment Period:	Semi-annual
Maturity Date: Settlement Date (Original Issue Date):	March 22, 2017 March 22, 2012 (T+3)	Interest Payment Dates:	Each March 22 and September 22, commencing on September 22, 2012
Interest Accrual Date:	March 22, 2012	Business Day:	New York
Issue Price: Specified Currency:	99.820% U.S. dollars	Business Day Convention: Minimum Denominations:	Following unadjusted $1,000 and integral multiples
Redemption Percentage at Maturity:	100%	CUSIP:	of $1,000 in excess thereof 61747YDT9
Interest Rate:	4.75% per annum (calculated on a 30/360 day count basis)	ISIN: Other Provisions:	US61747YDT91 None

We describe how interest on the notes is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

MITSUBISHI UFJ SECURITIES
ABN AMRO	ANZ SECURITIES
BB&T CAPITAL MARKETS	BMO CAPITAL MARKETS
CASTLEOAK SECURITIES, LP	DREXEL HAMILTON LLC
KEYBANC CAPITAL MARKETS	KKR
NABSECURITIES, LLC	RB INTERNATIONAL MARKETS (USA)
RBC CAPITAL MARKETS	SCOTIA CAPITAL
SEB	TD SECURITIES
U.S. BANCORP INVESTMENTS, INC.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On March 19, 2012, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.470% for the notes, which we refer to as the “purchase price” for the notes.  The purchase price for the notes equals the stated issue price of 99.820% less a combined management and underwriting commission of 0.35% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. LLC	$1,500,000,000
Mitsubishi UFJ Securities (USA), Inc.	200,000,000
ABN AMRO Bank N.V.	20,000,000
ANZ Securities, Inc.	20,000,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	20,000,000
BMO Capital Markets Corp.	20,000,000
CastleOak Securities, LP	20,000,000
Drexel Hamilton, LLC	20,000,000
KeyBanc Capital Markets Inc.	20,000,000
KKR Capital Markets LLC	20,000,000
nabSecurities, LLC	20,000,000
RB International Markets (USA) LLC	20,000,000
RBC Capital Markets, LLC	20,000,000
Scotia Capital (USA) Inc.	20,000,000
Skandinaviska Enskilda Banken AB (publ)	20,000,000
TD Securities (USA) LLC	20,000,000
U.S. Bancorp Investments, Inc.	20,000,000
Total	$2,000,000,000

Morgan Stanley & Co. LLC is our wholly-owned subsidiary.  Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi UFJ Securities (USA), Inc. (one of the managers), holds an approximately 21.83% interest in Morgan Stanley.  This offering will be conducted in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with FINRA Rule 5121, Morgan Stanley & Co. LLC and Mitsubishi UFJ Securities (USA), Inc. may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

ABN AMRO Bank N.V. is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.  To the extent that Skandinaviska Enskilda Banken AB (publ) intends to effect any offer or sale of the notes within the United States, it will only do so through SEB Enskilda Inc., as permitted by the FINRA regulations.

With respect to notes to be offered or sold in the United Kingdom, each manager has represented and agreed (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

PS-2

Each manager has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), except pursuant to an exemption from the registration requirements and otherwise in compliance with the Financial Instruments and Exchange Law of Japan (Law No.25 of 1948, as amended) and any other applicable laws, regulations and ministerial guidelines of Japan.

Furthermore, each manager has agreed that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture,  and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011.

PS-3